SUTCLIFFE RESOURCES LTD. ANNOUNCES INCREASED FINANCING

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE
SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Vancouver, Canada – November 28, 2006 – Sutcliffe Resources Ltd. (“SR or the “Company”") (TSX-V – "SR") is pleased to announce, further to its press release issued on November 24, 2006, that its proposed financing (the "Financing") has been increased from total gross proceeds of Cdn$15,000,000 to total gross proceeds of Cdn$25,000,000. Kingsdale Capital Markets Inc. (the “Agent”) is now engaged to act as the Company's Agent to sell on a best efforts basis, by way of private placement, up to 25,000,000 common shares of the Company at a price of Cdn$1.00 per share. It is anticipated that closing of the private placement will occur on or about December 4, 2006.

The Company has granted the Agent an option to sell an additional 5,000,000 common shares at the Financing price for a period of 30 days from the closing of the Financing.

The Company intends to use the proceeds of the offering to acquire a 51% interest in Ozherelie and Ykanskoye mineral projects, located in the Irkutsk Oblast region of East Siberia, Russia, and to finance the exploration on the company’s two wholly-owned gold projects, Elvenie and Tumannoye in Chukotka Autonomous Okrug located in the Russian Far East. Any additional net proceeds will be used for working capital and general corporate purposes.

The increase in the amount of the Financing is subject to the approval of the TSX Venture Exchange.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

About Sutcliffe Resources

Sutcliffe Resources is a gold exploration company whose primary focus is to become a mid-tier gold producer through the advancement of its gold exploration properties in the Russia Federation. In addition, Sutcliffe’s management will continue to evaluate acquisition opportunities within the Russian Federation. Sutcliffe’s philosophy is to unlock shareholder value in a socially and environmentally responsible manner.

For further information, please contact Robert Maddigan, Director at (780) 452-7272.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.